July 11, 2014

VIA EDGAR and FACSIMILE

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Iradimed Corporation

Registration Statement on Form S-1

File No. 333-196875

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Iradimed Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m., Eastern Time on Tuesday, July 15, 2014, or as soon thereafter as practicable.

The Company acknowledges that:

•                       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Q. Tran, Esq. at (310) 552-5083 or by facsimile at (310) 552-5007.

Thank you for your assistance and cooperation.

Best regards,

IRADIMED CORPORATION

/s/ Roger E. Susi
By: Roger E. Susi
Title: Chief Executive Officer

cc:                                Mary Beth Breslin, Securities and Exchange Commission

Brian Soares, Securities and Exchange Commission

Leib Orlanski, Esq., K&L Gates LLP

Anh Q. Tran, Esq., K&L Gates LLP